UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

SMG Indium Resources Ltd.
(Name of Issuer)

Common Stock Purchase Warrants
Common Stock
(Title of Class of Securities)

78454K110
 78454K102
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NOS. 78454K110, 78454K102

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,967,342 Warrants 2,749,840 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,967,342 Warrants 2,749,840 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,342 Warrants 2,749,840 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1% of the Outstanding Warrants 71.4% of the Outstanding shares of Common Stock
14	TYPE OF REPORTING PERSON CO

* Includes 1,967,342 shares of Common Stock issuable upon the exercise of Warrants.

CUSIP NOS. 78454K110, 78454K102

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,967,342 Warrants 2,749,840 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,967,342 Warrants 2,749,840 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,342 Warrants 2,749,840 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1% of the Outstanding Warrants 71.4% of the Outstanding shares of Common Stock
14	TYPE OF REPORTING PERSON OO

* Includes 1,967,342 shares of Common Stock issuable upon the exercise of Warrants.

CUSIP NOS. 78454K110, 78454K102

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,028 Warrants (1) 13,414 shares of Common Stock (2)
	8	SHARED VOTING POWER 1,967,342 Warrants (a) 2,749,840 shares of Common Stock (b)
	9	SOLE DISPOSITIVE POWER 7,028 Warrants (1) 13,414 shares of Common Stock (2)
	10	SHARED DISPOSITIVE POWER 1,967,342 Warrants (a) 2,749,840 shares of Common Stock (b)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,974,370 Warrants (1)(a) 2,763,254 shares of Common Stock (2)(b)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2% of the Outstanding Warrants (1)(a) 71.6% of the Outstanding shares of Common Stock (2)(b)
14	TYPE OF REPORTING PERSON IN

(1) Consists of 7,028 Warrants owned by Mr. Martin.

(2) Consists of (a) 1,386 shares of Common Stock owned by Mr. Martin, (b) 7,028 shares of Common Stock issuable upon the exercise of Warrants owned by Mr. Martin and (c) 5,000 shares of Common Stock underlying Stock Options owned by Mr. Martin.

(a) Consists of 1,967,342 Warrants owned by Raging Capital Master Fund, Ltd.

(b)  Consists of (a) 782,498 shares of Common Stock owned by Raging Capital Master Fund, Ltd. and (b) 1,967,342 shares of Common Stock issuable upon the exercise of Warrants owned by Raging Capital Master Fund, Ltd.

CUSIP NOS. 78454K110, 78454K102

1	NAME OF REPORTING PERSON Frederick C. Wasch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NOS. 78454K110, 78454K102

1	NAME OF REPORTING PERSON Allan J. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NOS. 78454K110, 78454K102

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 1,883,639 shares of Common Stock outstanding as disclosed in Exhibit (a)(5)(ii) of Amendment No. 2 to the Issuer’s Schedule TO filed with the Securities and Exchange Commission on December 8, 2014.  The aggregate percentage of Warrants reported owned by each person named herein is based upon 6,753,701 Warrants, which is the total number of Warrants outstanding based on information obtained from the Issuer.

As of the close of business on the date hereof, Raging Master beneficially owned (a) 1,967,342 Warrants, constituting approximately 29.1% of the Warrants outstanding, and (b) 2,749,840 shares of Common Stock (including 1,967,342 shares of Common Stock issuable upon the exercise of Warrants), constituting approximately 71.4% of the shares of Common Stock outstanding.  By virtue of their relationships with Raging Master discussed in further detail in Item 2 of Amendment No. 3 to the Schedule 13D, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Securities owned by Raging Master.

As of the close of business on the date hereof, Mr. Martin beneficially owned (a) 7,028 Warrants, and (b) 13,414 shares of Common Stock (consisting of 1,386 shares owned by Mr. Martin, 7,028 shares issuable upon the exercise of Warrants owned by Mr. Martin, and 5,000 shares issuable upon the exercise of Stock Options owned by Mr. Martin).  Together with the Securities beneficially owned by Raging Master that Mr. Martin may also be deemed to beneficially own, Mr. Martin’s aggregate beneficial ownership of Securities is as follows: (y) 1,974,370 Warrants, constituting approximately 29.2% of the Warrants outstanding, and (z) 2,763,254 shares of Common Stock, constituting approximately 71.6% of the shares of Common Stock outstanding.

As of the close of business on the date hereof, Mr. Wasch did not beneficially own any securities of the Issuer.

As of the close of business on the date hereof, Mr. Young did not beneficially own any securities of the Issuer.

Item 5(c) is hereby amended and restated to read as follows:

Raging Master tendered 3,184,844 shares of Common Stock at a price of $2.41 per share pursuant to the Issuer’s tender offer that expired on December 1, 2014 (the “Tender Offer”).

Mr. Martin tendered 5,642 shares of Common Stock at a price of $2.41 per share in the Tender Offer.

CUSIP NOS. 78454K110, 78454K102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2014	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

/s/ Frederick C. Wasch
Frederick C. Wasch

/s/ Allan J. Young
Allan J. Young